Exhibit 99.1

MANNATECH, INCORPORATED AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2014
Deducted from asset accounts:
Allowance for doubtful accounts	$142	579	—	(508)	$213
Allowance for obsolete inventories	$2,009	2,124	—	(1,991)	$2,142
Valuation allowance for deferred tax assets	$5,264	5,344	—	(863)	$9,745
Included in accrued expenses:
Reserve for sales returns	$238	1,628	—	(1,659)	$207
Year Ended December 31, 2015
Deducted from asset accounts:
Allowance for doubtful accounts	$213	369	—	(321)	$261
Allowance for obsolete inventories	$2,142	480	—	(1,357)	$1,265
Valuation allowance for deferred tax assets	$9,745	180	—	(897)	$9,028
Included in accrued expenses:
Reserve for sales returns	$207	1,446	—	(1,506)	$147